UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)

Booz Allen Hamilton Holding Corporation
(Name of Issuer)
Class A Common Stock, $.01 par value
(Title of Class of Securities)
099502106
(CUSIP Number)
Jeffrey Ferguson
The Carlyle Group
1001 Pennsylvania Avenue, NW
Suite 220 South
Washington, D.C. 20004
(202) 729-5626

with copies to:
Douglas S. Manya
Booz Allen Hamilton Inc.
8283 Greensboro Drive
McLean, Virginia 22102
(703) 902-5000

Matthew E. Kaplan
Debevoise & Plimpton LLP
919 Third Avenue
New York, New York 10022
(212) 909-6000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
July 31, 2011
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

CUSIP No.	099502106	13D

1	NAME OF REPORTING PERSON. Explorer Coinvest LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		105,634,819 (1) shares

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0 shares

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		95,660,000 shares

WITH	10	SHARED DISPOSITIVE POWER

0 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

105,634,819 (1) shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11);

83.80% (1)(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO (Limited Liability Company)
(1) Includes 9,974,819 shares over which Explorer Coinvest LLC holds a voting proxy with respect to certain matters. See “Item 6— Irrevocable Proxy and Tag-Along Agreements.”
(2) All share percentage calculations in this Amendment to Schedule 13D are based on 126,054,523 outstanding shares of Class A common stock.

CUSIP No.	099502106	13D

1	NAME OF REPORTING PERSON. Carlyle Partners V US, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0 shares

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		105,634,819 (1) shares

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 shares

WITH	10	SHARED DISPOSITIVE POWER

95,660,000 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

105,634,819 (1) shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11);

83.80% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
(1) Includes 9,974,819 shares over which Explorer Coinvest LLC holds a voting proxy with respect to certain matters. See “Item 6— Irrevocable Proxy and Tag-Along Agreements.”

CUSIP No.	099502106	13D

1	NAME OF REPORTING PERSON. TC Group V US, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0 shares

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		105,634,819 (1) shares

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 shares

WITH	10	SHARED DISPOSITIVE POWER

95,660,000 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

105,634,819 (1) shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11);

83.80% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
(1) Includes 9,974,819 shares over which Explorer Coinvest LLC holds a voting proxy with respect to certain matters. See “Item 6— Irrevocable Proxy and Tag-Along Agreements.”

CUSIP No.	099502106	13D

1	NAME OF REPORTING PERSON. TC Group V US, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0 shares

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		105,634,819 (1) shares

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 shares

WITH	10	SHARED DISPOSITIVE POWER

95,660,000 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

105,634,819 (1) shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11);

83.80% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO (Limited Liability Company)
(1) Includes 9,974,819 shares over which Explorer Coinvest LLC holds a voting proxy with respect to certain matters. See “Item 6— Irrevocable Proxy and Tag-Along Agreements.”

CUSIP No.	099502106	13D

1	NAME OF REPORTING PERSON. TC Group Investment Holdings, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0 shares

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		105,634,819 (1) shares

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 shares

WITH	10	SHARED DISPOSITIVE POWER

95,660,000 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

105,634,819 (1) shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11);

83.80% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
(1) Includes 9,974,819 shares over which Explorer Coinvest LLC holds a voting proxy with respect to certain matters. See “Item 6— Irrevocable Proxy and Tag-Along Agreements.”

CUSIP No.	099502106	13D

1	NAME OF REPORTING PERSON. TCG Holdings II, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0 shares

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		105,634,819 (1) shares

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 shares

WITH	10	SHARED DISPOSITIVE POWER

95,660,000 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

105,634,819 (1) shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11);

83.80% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
(1) Includes 9,974,819 shares over which Explorer Coinvest LLC holds a voting proxy with respect to certain matters. See “Item 6— Irrevocable Proxy and Tag-Along Agreements.”

CUSIP No.	099502106	13D

1	NAME OF REPORTING PERSON. DBD Investors V, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0 shares

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		105,634,819 (1) shares

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 shares

WITH	10	SHARED DISPOSITIVE POWER

95,660,000 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

105,634,819 (1) shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11);

83.80% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO (Limited Liability Company)
(1) Includes 9,974,819 shares over which Explorer Coinvest LLC holds a voting proxy with respect to certain matters. See “Item 6— Irrevocable Proxy and Tag-Along Agreements.”

CUSIP No.	099502106	13D

1	NAME OF REPORTING PERSON. DBD Investors V Holdings, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0 shares

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		105,634,819 (1) shares

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 shares

WITH	10	SHARED DISPOSITIVE POWER

95,660,000 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

105,634,819 (1) shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11);

83.80% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO (Limited Liability Company)
(1) Includes 9,974,819 shares over which Explorer Coinvest LLC holds a voting proxy with respect to certain matters. See “Item 6— Irrevocable Proxy and Tag-Along Agreements.”

CUSIP No.	099502106	13D

1	NAME OF REPORTING PERSON. Ralph W. Shrader

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	7	SOLE VOTING POWER

NUMBER OF		222,821 (1) shares

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,513,580 (1) shares

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		222,821 (1) shares

WITH	10	SHARED DISPOSITIVE POWER

2,216,510 (1) shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,439,331 (1) shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☑(1)

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11);

1.92%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
(1) Includes shares pursuant to which the reporting person has granted a voting proxy with respect to certain matters to Explorer Coinvest LLC. See “Item 6— Irrevocable Proxy and Tag-Along Agreements.” Excludes shares of common stock beneficially owned by the other parties to the Amended and Restated Stockholders Agreement, dated as of November 8, 2010 (the “Stockholders Agreement”). The reporting person disclaims beneficial ownership of such excluded shares. See “Item 6— Stockholders Agreement.”

CUSIP No.	099502106	13D

1	NAME OF REPORTING PERSON. CG Appleby

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	7	SOLE VOTING POWER

NUMBER OF		1,327,790 (1) shares

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0 shares

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,327,790 (1) shares

WITH	10	SHARED DISPOSITIVE POWER

0 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,327,790 (1) shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☑(1)

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11);

1.05% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
(1) Includes shares over which the reporting person has granted a voting proxy with respect to certain matters to Explorer Coinvest LLC. See “Item 6— Irrevocable Proxy and Tag-Along Agreements.” Excludes shares of common stock beneficially owned by the other parties to the Stockholders Agreement. The reporting person disclaims beneficial ownership of such excluded shares. See “Item 6— Stockholders Agreement.”

CUSIP No.	099502106	13D

1	NAME OF REPORTING PERSON. Francis J. Henry, Jr.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	7	SOLE VOTING POWER

NUMBER OF		231,899 (1) shares

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		107,510 (1) shares

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		231,899 (1) shares

WITH	10	SHARED DISPOSITIVE POWER

107,510 (1) shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

339,409 (1) shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☑(1)

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11);

0.27% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
(1) Includes shares over which the reporting person has granted a voting proxy with respect to certain matters to Explorer Coinvest LLC. See “Item 6— Irrevocable Proxy and Tag-Along Agreements.” Excludes shares of common stock beneficially owned by the other parties to the Stockholders Agreement. The reporting person disclaims beneficial ownership of such excluded shares. See “Item 6— Stockholders Agreement.”

CUSIP No.	099502106	13D

1	NAME OF REPORTING PERSON. Lloyd Howell, Jr.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	7	SOLE VOTING POWER

NUMBER OF		133,407 (1) shares

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		36,990 (1) shares

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		133,407 (1) shares

WITH	10	SHARED DISPOSITIVE POWER

36,990 (1) shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

170,397 (1) shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☑(1)

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11);

0.14% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
(1) Includes shares over which the reporting person has granted a voting proxy with respect to certain matters to Explorer Coinvest LLC. See “Item 6— Irrevocable Proxy and Tag-Along Agreements.” Excludes shares of common stock beneficially owned by the other parties to the Stockholders Agreement. The reporting person disclaims beneficial ownership of such excluded shares. See “Item 6— Stockholders Agreement.”

CUSIP No.	099502106	13D

1	NAME OF REPORTING PERSON. Joseph Logue

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	7	SOLE VOTING POWER

NUMBER OF		153,071 (1) shares

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0 shares

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		153,071 (1) shares

WITH	10	SHARED DISPOSITIVE POWER

0 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

153,071 (1) shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☑(1)

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11);

0.12%% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
(1) Includes shares over which the reporting person has granted a voting proxy with respect to certain matters to Explorer Coinvest LLC. See “Item 6— Irrevocable Proxy and Tag-Along Agreements.” Excludes shares of common stock beneficially owned by the other parties to the Stockholders Agreement. The reporting person disclaims beneficial ownership of such excluded shares. See “Item 6— Stockholders Agreement.”

CUSIP No.	099502106	13D

1	NAME OF REPORTING PERSON. Joseph W. Mahaffee

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	7	SOLE VOTING POWER

NUMBER OF		358,123 (1) shares

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0 shares

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		358,123 (1) shares

WITH	10	SHARED DISPOSITIVE POWER

0 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

358,123 (1) shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☑(1)

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11);

0.28% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
(1) Includes shares over which the reporting person has granted a voting proxy with respect to certain matters to Explorer Coinvest LLC. See “Item 6— Irrevocable Proxy and Tag-Along Agreements.” Excludes shares of common stock beneficially owned by the other parties to the Stockholders Agreement. The reporting person disclaims beneficial ownership of such excluded shares. See “Item 6— Stockholders Agreement.”

CUSIP No.	099502106	13D

1	NAME OF REPORTING PERSON. John D. Mayer

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	7	SOLE VOTING POWER

NUMBER OF		352,449 (1) shares

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0 shares

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		352,449 (1) shares

WITH	10	SHARED DISPOSITIVE POWER

0 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

352,449 (1) shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☑(1)

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11);

0.28% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
(1) Includes shares over which the reporting person has granted a voting proxy with respect to certain matters to Explorer Coinvest LLC. See “Item 6— Irrevocable Proxy and Tag-Along Agreements.” Excludes shares of common stock beneficially owned by the other parties to the Stockholders Agreement. The reporting person disclaims beneficial ownership of such excluded shares. See “Item 6— Stockholders Agreement.”

CUSIP No.	099502106	13D

1	NAME OF REPORTING PERSON. John M. McConnell

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	7	SOLE VOTING POWER

NUMBER OF		201,162 (1) shares

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0 shares

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		201,162 (1) shares

WITH	10	SHARED DISPOSITIVE POWER

0 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

201,162 (1) shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☑(1)

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11);

0.16% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
(1) Includes shares over which the reporting person has granted a voting proxy with respect to certain matters to Explorer Coinvest LLC. See “Item 6— Irrevocable Proxy and Tag-Along Agreements.” Excludes shares of common stock beneficially owned by the other parties to the Stockholders Agreement. The reporting person disclaims beneficial ownership of such excluded shares. See “Item 6— Stockholders Agreement.”

CUSIP No.	099502106	13D

1	NAME OF REPORTING PERSON. Robert S. Osborne

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	7	SOLE VOTING POWER

NUMBER OF		75,940 (1) shares

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0 shares

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		75,940 (1) shares

WITH	10	SHARED DISPOSITIVE POWER

0 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

75,940 (1) shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☑(1)

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11);

0.06% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
(1) Includes shares over which the reporting person has granted a voting proxy with respect to certain matters to Explorer Coinvest LLC. See “Item 6— Irrevocable Proxy and Tag-Along Agreements.” Excludes shares of common stock beneficially owned by the other parties to the Stockholders Agreement. The reporting person disclaims beneficial ownership of such excluded shares. See “Item 6— Stockholders Agreement.”

CUSIP No.	099502106	13D

1	NAME OF REPORTING PERSON. Patrick F. Peck

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	7	SOLE VOTING POWER

NUMBER OF		93,733 (1) shares

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		9,540 (1) shares

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		93,733 (1) shares

WITH	10	SHARED DISPOSITIVE POWER

9,540 (1) shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

103,273 (1) shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☑(1)

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11);

0.08% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
(1) Includes shares over which the reporting person has granted a voting proxy with respect to certain matters to Explorer Coinvest LLC. See “Item 6— Irrevocable Proxy and Tag-Along Agreements.” Excludes shares of common stock beneficially owned by the other parties to the Stockholders Agreement. The reporting person disclaims beneficial ownership of such excluded shares. See “Item 6— Stockholders Agreement.”

CUSIP No.	099502106	13D

1	NAME OF REPORTING PERSON. Horacio D. Rozanski

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	7	SOLE VOTING POWER

NUMBER OF		209,117 (1) shares

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0 shares

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		209,117 (1) shares

WITH	10	SHARED DISPOSITIVE POWER

0 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

209,117 (1) shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☑(1)

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11);

0.17% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
(1) Includes shares over which the reporting person has granted a voting proxy with respect to certain matters to Explorer Coinvest LLC. See “Item 6— Irrevocable Proxy and Tag-Along Agreements.” Excludes shares of common stock beneficially owned by the other parties to the Stockholders Agreement. The reporting person disclaims beneficial ownership of such excluded shares. See “Item 6— Stockholders Agreement.”

CUSIP No.	099502106	13D

1	NAME OF REPORTING PERSON. Samuel R. Strickland

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	7	SOLE VOTING POWER

NUMBER OF		558,330 (1) shares

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0 shares

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		558,330 (1) shares

WITH	10	SHARED DISPOSITIVE POWER

0 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

558,330 (1) shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☑(1)

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11);

0.44% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
(1) Includes shares over which the reporting person has granted a voting proxy with respect to certain matters to Explorer Coinvest LLC. See “Item 6— Irrevocable Proxy and Tag-Along Agreements.” Excludes shares of common stock beneficially owned by the other parties to the Stockholders Agreement. The reporting person disclaims beneficial ownership of such excluded shares. See “Item 6— Stockholders Agreement.”

CUSIP No.	099502106	13D

1	NAME OF REPORTING PERSON. Ronald T. Kadish

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	7	SOLE VOTING POWER

NUMBER OF		53,800 (1) shares

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0 shares

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		53,800 (1) shares

WITH	10	SHARED DISPOSITIVE POWER

0 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

53,800 (1) shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☑(1)

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11);

0.04%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
(1) Includes shares over which the reporting person has granted a voting proxy with respect to certain matters to Explorer Coinvest LLC. See “Item 6—Irrevocable Proxy and Tag-Along Agreements.” Excludes shares of common stock beneficially owned by the other parties to the Stockholders Agreement. The reporting person disclaims beneficial ownership of such excluded shares. See “Item 6—Stockholders Agreement.”

CUSIP No.	099502106	13D

1	NAME OF REPORTING PERSON. Gary D. Labovich

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	7	SOLE VOTING POWER

NUMBER OF		107,870 (1) shares

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0 shares

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		107,870 (1) shares

WITH	10	SHARED DISPOSITIVE POWER

0 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

107,870 (1) shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☑(1)

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11);

0.09%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
(1) Includes shares over which the reporting person has granted a voting proxy with respect to certain matters to Explorer Coinvest LLC. See “Item 6—Irrevocable Proxy and Tag-Along Agreements.” Excludes shares of common stock beneficially owned by the other parties to the Stockholders Agreement. The reporting person disclaims beneficial ownership of such excluded shares. See “Item 6—Stockholders Agreement.”

CUSIP No.	099502106	13D

1	NAME OF REPORTING PERSON. Richard J. Wilhelm

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	7	SOLE VOTING POWER

NUMBER OF		107,228 (1) shares

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		82,700 shares

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		107,228 (1) shares

WITH	10	SHARED DISPOSITIVE POWER

82,700 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

189,928 (1) shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☑(1)

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11);

0.15%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
(1) Includes shares over which the reporting person has granted a voting proxy with respect to certain matters to Explorer Coinvest LLC. See “Item 6—Irrevocable Proxy and Tag-Along Agreements.” Excludes shares of common stock beneficially owned by the other parties to the Stockholders Agreement. The reporting person disclaims beneficial ownership of such excluded shares. See “Item 6—Stockholders Agreement.”

Amendment No. 3 to Schedule 13D
     This Amendment to Schedule 13D is being filed to remove CG Appleby as a reporting persons. The Schedule 13D originally filed on December 16, 2010, as amended by the Schedule 13D/A filed on April 4, 2011 and the Schedule 13D/A filed on July 15,2011 is hereby further amended and supplemented as set forth below in this Amendment No. 3.
Item 2. Identity and Background
     Item 2 is hereby amended by (i) changing the principal business/occupation of CG Appleby to “retired,” and (ii) changing the principal business/occupation of Robert S. Osborne to “General Counsel and Secretary of the Company.”
Item 3. Source and Amount of Funds or Other Consideration
     Item 3 is hereby amended to add the following to the end of this section:
     Mr. Appleby acquired 83,970 shares of Class A common stock upon the exercise of stock options previously granted to him under the Booz Allen Hamilton Holding Corporation Equity Incentive Plan for an aggregate exercise price of $359,391.60. Mr. Appleby funded such purchase through the sale of shares received on exercise. Mr. Appleby also acquired 156,680 shares of Class A common stock upon the conversion of his shares of Class C restricted common stock granted to him under the Booz Allen Hamilton Holding Corporation Officers’ Rollover Stock Plan into shares of Class A common stock. Mr. Labovich acquired 15,269.4 shares of Class A common stock upon the exercise of stock options previously granted to him under the Booz Allen Hamilton Holding Corporation Officers’ Rollover Stock Plan for an aggregate exercise price of $152.69. Mr. Labovich funded such purchase through the sale of shares received on exercise. Mr. Wilhelm acquired 64.933.5 shares of Class A common stock upon the exercise of stock options previously granted to him under the Booz Allen Hamilton Holding Corporation Officers’ Rollover Stock Plan and the Booz Allen Hamilton Holding Corporation Equity Incentive Plan for an aggregate exercise price of $132,827.54. Mr. Wilhelm funded such purchase through the sale of shares received on exercise.
Item 5. Interest in Securities of the Issuer
     Item 5 is hereby amended in its entirety as follows:
     (a)-(b) The responses of each of the persons filing this Amendment to Schedule 13D (each a “Reporting Person”) with respect to Rows 11, 12 and 13 of the cover pages of this Amendment to Schedule 13D that relate to the aggregate number and percentage of Class A common stock (including but not limited to footnotes to such information) are incorporated herein by reference. Such percentages were calculated based on 126,054,523 outstanding shares of Class A common stock.
     The responses of each of the Reporting Persons with respect to Rows 7, 8, 9 and 10 of the cover pages of this Amendment to Schedule 13D that relate to the number of shares as to which each of the persons or entities referenced in Item 2 above has sole power or shared power to vote or to direct the vote and sole or shared power to dispose or to direct the disposition (including but not limited to footnotes to such information) are incorporated herein by reference.
     Each of Explorer Coinvest LLC, Carlyle Partners V US, L.P., TC Group V US, L.P., TC Group V US, L.L.C., TC Group Investment Holdings, L.P., TCG Holdings II, L.P., DBD Investors V, L.L.C. and DBD Investors V Holdings, L.L.C. may be deemed to beneficially own 105,634,819 shares of Class A common stock, including 95,660,000 shares of Class A common stock owned directly by Explorer Coinvest LLC and 9,974,819 shares of Class A common stock over which Explorer Coinvest LLC holds an irrevocable proxy that entitles it to vote the shares with respect to certain matters. See “Item 6—Irrevocable Proxy and Tag-Along Agreements.” Carlyle Partners V US, L.P. is the managing member of Explorer Coinvest LLC. TC Group V US, L.P. is the sole general partner of Carlyle Partners V US, L.P. TC Group V US, L.L.C. is the sole general partner of TC Group V US, L.P. TC Group Investment Holdings, L.P. is the managing member of TC Group V US, L.L.C. TCG Holdings II, L.P. is the sole general partner of TC Group Investment Holdings, L.P. DBD Investors V, L.L.C. is the sole general partner of TCG Holdings II, L.P. DBD Investors V Holdings, L.L.C. is the managing member of DBD Investors V, L.L.C. and, in such capacity, exercises investment discretion and control of the shares beneficially owned by Explorer Coinvest LLC. Each of Carlyle Partners V US, L.P., TC Group V US, L.P., TC Group V US, L.L.C., TC Group Investment Holdings, L.P., TCG Holdings II, L.P., DBD Investors V, L.L.C. and DBD Investors V Holdings, L.L.C. disclaim beneficial ownership of the shares reported herein except to the extent of its pecuniary interest therein. DBD Investors V Holdings, L.L.C. is managed by a three-person managing board, and all board action relating to the voting or disposition of these shares requires approval of a majority of the board. The members of the managing board are William E. Conway, Jr., Daniel A. D’Aniello and David M. Rubenstein, all of whom disclaim beneficial ownership of these shares.
     Dr. Shrader may be deemed to beneficially own an aggregate of 2,439,331 shares of Class A common stock, including (i) 19,753 shares of restricted Class A common stock granted under the Booz Allen Hamilton Holding Corporation Equity Incentive Plan, (ii) 1,356,900 shares of Class A common stock held by the Ralph W. Shrader Revocable Trust, (iii) 156,680 shares of Class A common stock issuable upon conversion of an equal number of shares of Class C common stock held by the Ralph W. Shrader Revocable Trust that may be converted within 60 days, (iv) 203,068 shares of Class A common stock issuable upon the exercise of options that may be exercised within 60 days and (v) 702,930 shares of Class A common stock issuable upon conversion of an equal number of Class B common stock held by the Shrader Trust FBO Bryan Shrader, Shrader Trust FBO Jeffrey Shrader and Shrader Trust FBO Mark Shrader (collectively, the “Shrader Trusts”). Dr. Shrader shares investment power and voting power over the 1,513,580 shares held by the Ralph W. Shrader Revocable Trust with his wife, Janice W. Shrader. Dr. Shrader may be deemed to share power to direct the disposition of the 702,930 shares held by the Shrader Trusts because he has the right to substitute assets with the trusts (and thereby may be deemed to have the right to acquire shares held by the trusts), subject to the trustees’ reasonable satisfaction that the substitute assets received by the trusts are of equal value to the trust property exchanged therefor. Dr. Shrader disclaims beneficial ownership of the shares held by the Shrader Trusts.
     Mr. Appleby may be deemed to beneficially own an aggregate of 1,327,790 shares of Class A common stock, including (i) 17,842 shares of restricted Class A common stock granted under the Booz Allen Hamilton Holding Corporation Equity Incentive Plan, (ii) 1,190,850 shares of Class A common stock held directly, and (iii) 119,098 shares of Class A common stock issuable upon the exercise of options that may be exercised within 60 days.
     Mr. Henry may be deemed to beneficially own an aggregate of 339,409 shares of Class A common stock, including (i) 14,018 shares of restricted Class A common stock granted under the Booz Allen Hamilton Holding Corporation Equity Incentive Plan, (ii) 107,510 shares of Class A common stock held by the Francis J. Henry, Jr. Trust, (iii) 39,290 shares of Class A common stock issuable upon conversion of an equal number of shares of Class C common stock that may be converted within 60 days, and (iv) 178,591 shares of Class A common stock issuable upon the exercise of options that may be exercised within 60 days. Mr. Henry shares investment and voting power over the shares held by the Francis J. Henry, Jr. Trust with his wife, Stephanie J. Henry.
     Mr. Howell may be deemed to beneficially own an aggregate of 170,397 shares of Class A common stock, including (i) 14,018 shares of restricted Class A common stock granted under the Booz Allen Hamilton Holding Corporation Equity Incentive Plan, (ii) 36,990 shares of Class A common stock held by the Lloyd Howell, Jr. Trust, (iii) 4,510 shares of Class A common stock issuable upon conversion of an equal number of shares of Class C common stock that may be converted within 60 days and (iv) 114,879 shares of Class A common stock issuable upon the exercise of options that may be exercised within 60 days. Mr. Howell shares investment and voting power over the shares held by the Lloyd Howell, Jr. Trust with his wife, Patricia S. Howell.
     Mr. Logue may be deemed to beneficially own an aggregate of 153,071 shares of Class A common stock, including (i) 14,018 shares of restricted Class A common stock granted under the Booz Allen Hamilton Holding Corporation Equity Incentive Plan and (ii) 139,053 shares of Class A common stock issuable upon the exercise of options that may be exercised within 60 days.
     Mr. Mahaffee may be deemed to beneficially own an aggregate of 358,123 shares of Class A common stock, including (i) 14,018 shares of restricted Class A common stock granted under the Booz Allen Hamilton Holding Corporation Equity Incentive Plan, (ii) 114,120 shares of Class A common stock held by the Joseph W. Mahaffee Revocable Trust, (iii) 39,340 shares of Class A common stock issuable upon conversion of an equal number of shares of Class C common stock that may be converted within 60 days, and (iv) 190,645 shares of Class A common stock issuable upon the exercise of options that may be exercised within 60 days. Mr. Mahaffee is the sole trustee of the Joseph W. Mahaffee Revocable Trust and has sole investment power and voting power over the shares held by the trust.
     Mr. Mayer may be deemed to beneficially own an aggregate of 352,449 shares of Class A common stock, including (i) 14,018 shares of restricted Class A common stock granted under the Booz Allen Hamilton Holding Corporation Equity Incentive Plan, (ii) 107,510 shares of Class A common stock held directly, (iii) 61,330 shares of Class A common stock issuable upon conversion of an equal number of shares of Class C common stock that may be converted within 60 days, and (iv) 169,591 shares of Class A common stock issuable upon the exercise of options that may be exercised within 60 days.

     Mr. McConnell may be deemed to beneficially own an aggregate of 201,162 shares of Class A common stock, including (i) 17,842 shares of restricted Class A common stock granted under the Booz Allen Hamilton Holding Corporation Equity Incentive Plan and (ii) 183,320 shares of Class A common stock issuable upon the exercise of options that may be exercised within 60 days.
     Mr. Osborne may be deemed to beneficially own an aggregate of 75,940 shares of Class A common stock, including (i) 5,900 shares of restricted Class A common stock granted under the Booz Allen Hamilton Holding Corporation Equity Incentive Plan, (ii) 33,050 shares of Class A common stock held directly, (iii) 36,990 shares of Class A common stock issuable upon the exercise of options that may be exercised within 60 days.
     Mr. Peck may be deemed to beneficially own an aggregate of 103,273 shares of Class A common stock, including (i) 14,018 shares of restricted Class A common stock granted under the Booz Allen Hamilton Holding Corporation Equity Incentive Plan, (ii) 9,540 shares of Class A common stock held by the Patrick F. Peck Trust, (iii) 33,725 shares of Class A common stock issuable upon the conversion of an equal number of shares of Class C common stock that may be converted within 60 days and (iv) 45,990 shares of Class A common stock issuable upon the exercise of options that may be exercised within 60 days. Mr. Peck shares investment and voting power over the shares held by the Patrick F. Peck Trust with his wife, Debra A. Peck.
     Mr. Rozanski may be deemed to beneficially own an aggregate of 209,117 shares of Class A common stock, including (i) 14,018 shares of restricted Class A common stock granted under the Booz Allen Hamilton Holding Corporation Equity Incentive Plan, (ii) 96,880 shares of Class A common stock held directly, (iii) 29,330 shares of Class A common stock issuable upon the conversion of an equal number of shares of Class C common stock that may be converted within 60 days and (iv) 68,889 shares of Class A common stock issuable upon the exercise of options that may be exercised within 60 days.
     Mr. Strickland may be deemed to beneficially own an aggregate of 558,330 shares of Class A common stock, including (i) 17,842 shares of restricted Class A common stock granted under the Booz Allen Hamilton Holding Corporation Equity Incentive Plan, (ii) 215,040 shares of Class A common stock held by the Samuel Strickland Revocable Trust, (iii) 106,230 shares of Class A common stock issuable upon conversion of an equal number of shares of Class C common stock that may be converted within 60 days and (iv) 219,218 shares of Class A common stock issuable upon the exercise of options that may be exercised within 60 days. Mr. Strickland is the sole trustee of the Samuel Strickland Revocable Trust and has sole investment power and voting power over the shares held by the trust.
     Mr. Kadish may be deemed to beneficially owns an aggregate of 53,800 shares of Class A common stock, including (i) 4,720 shares of restricted Class A common stock granted under the Booz Allen Hamilton Holding Corporation Equity Incentive Plan, (ii) 2,100 share of Class A common stock issuable upon the exercise of options that may be exercised within 60 days and (iii) 46,980 shares of Class A common stock held directly.
     Mr. Labovich may be deemed to beneficially owns an aggregate of 107,870 shares of Class A common stock, including (i) 5,900 shares of restricted Class A common stock granted under the Booz Allen Hamilton Holding Corporation Equity Incentive Plan, (ii) 64,980 shares of Class A common stock held directly and (iii) 36,990 shares of Class A common stock issuable upon the exercise of options that may be exercised within 60 days.
     Mr. Wilhelm may be deemed to beneficially own an aggregate of 189,928 shares of Class A common stock, including (i) 14,018 shares of restricted Class A common stock granted under the Booz Allen Hamilton Holding Corporation Equity Incentive Plan (ii) 36,990 shares of Class A common stock held directly, (iii) 82,700 shares of Class A common stock held by the Richard J. Wilhelm Trust and (iv) 56,220 shares of Class A common stock issuable upon the exercise of options that may be exercised within 60 days. Mr. Wilhelm shares investment and voting power over the shares held by the Richard J. Wilhelm Trust with his wife, K. Shelly Porges.
     (c) On July 15, 2011, pursuant to a 10b5-1 trading plan adopted on June 15, 2011, Mr. Labovich exercised options to purchase 15,269.4 shares of Class A common stock at a per share exercise price of $0.01, delivered 2.4 of such shares to the Issuer in payment of the exercise price and sold the remainder of such shares at the following prices:

Shares	Price ($)
2,644	18.96
379	18.98
475	18.99
5,947	19.00
233	19.01
134	19.02
191	19.03
454	19.04
72	19.05
358	19.15
50	19.16
4,330	19.50
     On July 15, 2011, pursuant to a 10b5-1 trading plan adopted on June 15, 2011, (i) on July 15, 2011, Mr. Wilhelm exercised options to purchase 9,776 shares of Class A common stock, 2,100 shares of Class A common stock and 34,964 shares of Class A common stock at per share exercise prices of $4.28, $12.81 and $0.01, respectively, and sold all such shares at the prices set forth below, (ii) on July 18, 2011, Mr. Wilhelm exercised options to purchase 3,209.5 shares of Class A common stock at a per share exercise price of $0.01, delivered 4.5 of such shares to the Issuer in payment of the exercise price for such shares and sold the remainder of such shares at the prices set forth below, and (iii) on July 21, 2011, Mr. Wilhelm exercised options to purchase 14,884 shares of Class A common stock at a per share exercise price of $4.28 and sold all such shares at the prices set forth below:

Date	Shares	Price ($)
July 18, 2011	150	18.61
July 18, 2011	100	18.64
July 18, 2011	855	18.65
July 18, 2011	75	18.66
July 18, 2011	675	18.67
July 18, 2011	200	18.68
July 18, 2011	25	18.69
July 18, 2011	1,050	18.70
July 18, 2011	50	18.71
July 18, 2011	25	18.72
July 21, 2011	7,200	19.00
July 21, 2011	384	19.0001
July 21, 2011	3,700	19.01
July 21, 2011	500	19.02
July 21, 2011	700	19.03
July 21, 2011	1,000	19.04
July 21, 2011	1,400	19.05
     Pursuant to a 10b5-1 trading plan adopted on June 15, 2011, (i) on July 15, 2011, Mr. Appleby exercised options to purchase 50,769 shares of Class A common stock at a per share exercise price of $4.28 and sold all such shares at the prices set forth below, (ii) on July 18, 2011, Mr. Appleby exercised options to purchase 33,201 shares of Class A common stock at a per share exercise price of $4.28 and sold all such shares at the prices set forth below, (iii) on July 19, 2011, Mr. Appleby sold 12,730 shares of Class A common stock at the prices set forth below , (iv) on July 20, 2011, Mr. Appleby sold 112,985 shares of Class A common stock prices set forth below, and (v) on July 21, 2011, Mr. Appleby converted 156,980 shares of Class C restricted common stock into 156,680 shares of Class A common stock and sold 167,015 shares of Class A common stock at the prices set forth below:

Date	Shares	Price ($)	Date	Shares	Price ($)
July 15, 2011	1,690	18.75	July 18, 2011	150	18.80
July 15, 2011	1,734	18.76	July 19, 2011	8,500	18.65
July 15, 2011	1,899	18.77	July 19, 2011	1,330	18.70
July 15, 2011	1,067	18.78	July 19, 2011	800	18.71
July 15, 2011	9,440	18.79	July 19, 2011	2,100	18.72
July 15, 2011	15,911	18.80	July 20, 2011	310	18.39
July 15, 2011	2,000	18.82	July 20, 2011	1,784	18.40
July 15, 2011	100	18.83	July 20, 2011	250	18.41
July 15, 2011	2,644	18.96	July 20, 2011	146	18.42
July 15, 2011	713	18.98	July 20, 2011	67	18.43
July 15, 2011	475	18.99	July 20, 2011	1,384	18.45
July 15, 2011	7,278	19.00	July 20, 2011	1,195	18.46
July 15, 2011	233	19.01	July 20, 2011	2,377	18.47
July 15, 2011	134	19.02	July 20, 2011	17	18.475
July 15, 2011	190	19.03	July 20, 2011	4,676	18.48
July 15, 2011	453	19.04	July 20, 2011	5,949	18.49
July 15, 2011	71	19.05	July 20, 2011	40	18.495
July 15, 2011	358	19.15	July 20, 2011	11,883	18.50
July 15, 2011	50	19.16	July 20, 2011	36,107	18.51
July 15, 2011	4,329	19.50	July 20, 2011	8,776	18.52
July 18, 2011	200	18.51	July 20, 2011	8,142	18.53
July 18, 2011	350	18.53	July 20, 2011	12,935	18.54
July 18, 2011	948	18.55	July 20, 2011	10,347	18.55
July 18, 2011	449	18.57	July 20, 2011	2,537	18.56
July 18, 2011	1,150	18.58	July 20, 2011	700	18.57
July 18, 2011	50	18.59	July 20, 2011	600	18.58
July 18, 2011	1,000	18.60	July 20, 2011	900	18.59
July 18, 2011	150	18.61	July 20, 2011	1,863	18.60
July 18, 2011	100	18.64	July 21, 2011	101,774	18.50
July 18, 2011	855	18.65	July 21, 2011	4,331	18.51
July 18, 2011	75	18.66	July 21, 2011	2,250	18.52
July 18, 2011	1,713	18.67	July 21, 2011	350	18.53
July 18, 2011	1,710	18.68	July 21, 2011	500	18.54
July 18, 2011	2,784	18.69	July 21, 2011	700	18.55
July 18, 2011	5,003	18.70	July 21, 2011	1,400	18.56
July 18, 2011	1,608	18.71	July 21, 2011	400	18.57
July 18, 2011	2,775	18.72	July 21, 2011	1,405	18.58
July 18, 2011	1,563	18.73	July 21, 2011	4,883	18.59
July 18, 2011	1,916	18.74	July 21, 2011	38,612	18.60
July 18, 2011	7,152	18.75	July 21, 2011	3,034	18.61
July 18, 2011	1,100	18.76	July 21, 2011	1,600	18.62
July 18, 2011	50	18.765	July 21, 2011	2,776	18.63
July 18, 2011	50	18.77	July 21, 2011	600	18.64
July 18, 2011	200	18.78	July 21, 2011	1,000	18.65
July 18, 2011	100	18.79	July 21, 2011	1,400	18.66
     (d) Not applicable.
     (e) Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
     Item 6 is hereby amended by adding the following to the end of the section thereof entitled “Stockholders Agreement”:
     Upon his retirement on July 31, 2011, CG Appleby ceased to be an executive officer of the Company and subject to the voting provisions of, requirements to sell shares under and other obligations of executive officers under the Stockholders Agreement.
Item 7. Material to be Filed as Exhibits
     Item 7 is hereby supplemented by adding the following exhibits in appropriate numerical order

Exhibit No.	Description
99.1.3	Joint Filing Agreement.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

EXPLORER COINVEST, LLC
By:	Carlyle Partners V US, L.P., as its Managing Member

By:	TC Group V US, L.P., as its General Partner

By:	TC Group V US, L.L.C., as its General Partner

By:	TC Group Investment Holdings, L.P., as its Managing Member

By:	TCG Holdings II, L.P., as its General Partner

By:	DBD Investors V, L.L.C., as its General Partner

By:	DBD Investors V Holdings, L.L.C., as its Managing Member

By:	*
	Name:	David M. Rubenstein
	Title:	Managing Director

CARLYLE PARTNERS V US, L.P.
By:	TC Group V US, L.P., as its General Partner

By:	TC Group V US, L.L.C., as its General Partner

By:	TC Group Investment Holdings, L.P., as its Managing Member

By:	TCG Holdings II, L.P., as its General Partner

By:	DBD Investors V, L.L.C., as its General Partner

By:	DBD Investors V Holdings, L.L.C., as its Managing Member

By:	*
	Name:	David M. Rubenstein
	Title:	Managing Director

TC GROUP V US, L.P.
By:	TC Group V US, L.L.C., as its General Partner

By:	TC Group Investment Holdings, L.P., as its Managing Member

By:	TCG Holdings II, L.P., as its General Partner

By:	DBD Investors V, L.L.C., as its General Partner

By:	DBD Investors V Holdings, L.L.C., as its Managing Member

By:	*
	Name:	David M. Rubenstein
	Title:	Managing Director

TC GROUP V US, L.L.C.
By:	TC Group Investment Holdings, L.P., as its Managing Member

By:	TCG Holdings II, L.P., as its General Partner

By:	DBD Investors V, L.L.C., as its General Partner

By:	DBD Investors V Holdings, L.L.C., as its Managing Member

By:	*
	Name:	David M. Rubenstein
	Title:	Managing Director

TC GROUP INVESTMENT HOLDINGS, L.P.
By:	TCG Holdings II, L.P., as its General Partner

By:	DBD Investors V, L.L.C., as its General Partner

By:	DBD Investors V Holdings, L.L.C., as its Managing Member

By:	*
	Name:	David M. Rubenstein
	Title:	Managing Director

TCG HOLDINGS II, L.P.
By:	DBD Investors V, L.L.C., as its General Partner

By:	DBD Investors V Holdings, L.L.C., as its Managing Member

By:	*
	Name:	David M. Rubenstein
	Title:	Managing Director

DBD INVESTORS V, L.L.C.
By:	DBD Investors V Holdings, L.L.C., as its Managing Member

By:	*
	Name:	David M. Rubenstein
	Title:	Managing Director

DBD INVESTORS V HOLDINGS, L.L.C.
By:	*
	Name:	David M. Rubenstein
	Title:	Managing Director

**
Ralph W. Shrader

**
CG Appleby

**
Francis J. Henry, Jr.

**
Lloyd Howell, Jr.

**
Joseph Logue

**
Joseph W. Mahaffee

**
John D. Mayer

**
John M. McConnell

**
Robert S. Osborne

**
Patrick F. Peck

**
Horacio D. Rozanski

**
Samuel R. Strickland

**
Ronald T. Kadish

**
Gary D. Labovich

**
Richard J. Wilhelm

*	The undersigned, by signing his name hereto, executes this Schedule pursuant to the Power of Attorney executed on behalf of the above-named entities and individuals and filed herewith.

By:	/s/ R. Rainey Hoffman
R. Rainey Hoffman
Attorney-in-Fact

**	The undersigned, by signing his name hereto, executes this Schedule pursuant to the Power of Attorney executed on behalf of the above-named entities and individuals and filed herewith.

By:	/s/ Terence Kaden
Terence Kaden
Attorney-in-Fact

INDEX TO EXHIBITS

Exhibit No.	Description
99.1.3	Joint Filing Agreement.